Exhibit 99(a)(4)

EFiled: Jan 23 2006 4:51PM EST Transaction ID 10396454

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

DIANE GRUBERGER,

Civil Action No.
Plaintiff,

v.

THE SPORTS AUTHORITY INC.,
LEONARD GREEN & PARTNERS, L.P.,
JOHN DOUGLAS MORTON,
MARTIN E. HANAKA, JONATHAN
SOKOLOFF, PETER R. FORMANEK,
GORDON D. BARKER, MARY
ELIZABETH BURTON, CYNTHIA R
COHEN, KEVIN M. MCGOVERN, AND
RICHARD L. MARKEE

Defendants.

CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, for her complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                       This is a stockholder class action on behalf of the public stockholders of The Sports Authority Inc. (“Sports Authority” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of common stock of Sports Authority by Green Equity Investors IV L.P., an affiliate of Leonard Green & Partners, L.P. and including members of Sport’s Authority’s senior management team.

THE PARTIES

2.                                       Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

3.                                       Sports Authority is a corporation duly organized and existing under the laws of the State of Delaware.  Sports Authority is one of the nation’s largest full line sporting goods retailers in the country. On August 4,2003, the Company announced the completion of a merger of equals with Gart Sports Company in which the combined company assumed the Sports Authority Name.  Green Equity Investors, L.P., the affiliate of Defendant Leonard Green & Partners, L.P. which owned approximately 25% of Gart Sports prior to the merger, agreed to vote all of its shares in favor of the transaction.  The Company operated stores throughout the United States under the Sports Authority, Gart Sports, Sportmart, and Oshman’s names.  The Company also operates electronic commerce web sites including www.thesportsauthority.com and operates The Sports Authority brand stores in Japan.

4.                                       Defendant Leonard Green & Partners, L.P. (“Leonard Green Partners”) is a Los Angeles-based private equity firm specializing in organizing, structuring and sponsoring management buy-outs, going-private transactions and recapitalizations of established public and private companies. Leonard Green Partners is the largest private equity firm in Southern California managing approximately $3.7 billion of private equity capital.

5.                                       Defendant John Douglas Morton (“Morton”) is Chairman of the Board and Chief Executive Officer of Sports Authority. He was the former president and CEO of Gart Sports in which Leonard Green owned 25%.

6.                                       Defendant Jonathan D. Sokoloff (“Sokoloff’) is a member of the Board of

Sports Authority. He is also the Managing Partner at Defendant Leonard Green & Partners and a General Partner at Green Equity Investors LP.

7.                                       Defendant Martin E. Hanaka (“Hanaka”) is Chairman Emeritus of Sports Authority.

8.                                       Defendant Peter R. Formanek (“Formanek”) is the Lead Director of Sports Authority.

9.                                       Defendant Gordon D. Barker (“Barker”) is a director of the Sports Authority.  From March 1968 to December 1996, Defendant Barker was employed at PayLess Drug Stores, Inc. (subsequently renamed ThriftyPayLess Drug Stores, Inc.) where he was Chief Executive Officer and President. In the fall of 1992, Defendant Leonard Green Partners acquired Thrifty, and in early 1994, PayLess Drug Stores, (which were subsequently merged to become ThriftyPayLess, Inc.). Leonard Green Partners spun Gart Sports Company away from the Thrifty umbrella at the time of the merger.

10.                                 Defendants Cynthia R. Cohen (“Cohen”), Kevin M McGovern (McGovern”), Mary Elizabeth Burton (“Burton”), and Richard L. Markee (“Markee”) are all directors of Sports Authority.

11.                                 The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Sports Authority and owe them the highest obligations of good faith and fair dealing.

CLASS ACTION ALLEGATIONS

12.                                 Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Sports Authority stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

13.                                 This action is properly maintainable as a class action.

14.                                 The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 21,2005, there were 26,401,571 shares of Sports Authority common stock outstanding, held by shareholders who are geographically dispersed throughout the United States.

15.                                 There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)                                  whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

(b)                                 whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ failure to take action designed to obtain the best value for the public shareholders’ interest in Sports Authority.

16.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

17.                                 The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

18.                                 Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

19.                                 On January 23, 2006, Sports Authority announces that it agreed to be bought by an investor group lead by Green Equity Investors IV, L.P., an affiliate of Defendant Leonard Green Partners and including members of Sports Authority’s senior managment team for $37.25 a share in cash. The total transaction value, including assumed debt, is approximately $1.3 billion.

20.                                 The consideration to be paid to Class members in the transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Sports Authority’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.

21.                                 On January 23, 2006, Bloomberg reported that analyst Claire Gallacher of Caris & Co. noted that recent improvement in merchandise were expected to increase profit and cash flow. Moreover, she noted that “[t]he street was about to see some good cash flow going forward.”

22.                                 Leonard Green Partners and members of Senior Management who make up the acquisition group have timed this offer to take advantage of the decline in the market price of Sports Authority’s stock. The offer has the effect of capping the market for Sports Authority’s stock to facilitate Leonard Green Partners’ plan to obtain the public interest in Sports Authority as cheaply as possible.

23.                                 Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

24.                                 The defendants have breached their fiduciary duties to Sports Authority stockholders by causing the Company to enter into a merger agreement that provides for the sale of

Sports Authority at an unfair price, and deprives Sports Authority’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached their fiduciary duties by not taking adequate measures to ensure that the interests of Sports Authority’s public shareholders are properly protected from overreaching by Leonard Green and Defendant Sokoloff.

25.                                 The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Leonard Green by virtue of Sokoloff’s position at Sports Authority and that possessed by Sports Authority’s public shareholders.

26.                                 Absent injunctive relief, the Class will be irreparably harmed as a result of the individual defendants’ breaches of their fiduciary duties.

27.                                 Leonard Green has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants.  Further, the Buyout could not take place without the knowing participation of Leonard Green.

28.                                 Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A.                                   declaring this to be a proper class action;

B.                                     enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

C.                                     to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

D.                                    directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E.                                      awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

F.                                      granting such other and further relief as the Court deems appropriate.

Dated: January 23, 2006

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, Delaware 19899-1070
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP
320 East 39th Street
New York, New York 10016
(212) 983-9330